Exhibit 99.1

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PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of ordinary shares, no par value, and to holders of American Depository Shares (“ADSs”), each representing one ordinary share issued by the Bank of New York Mellon (“BNY Mellon”), in connection with the solicitation of proxies on behalf of the Board of Directors of Kitov Pharma Ltd. (“Kitov”, or the “Company”) to be voted at an Extraordinary General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on Thursday, August 6, 2020, at 4:30 p.m. Israel time at our executive offices at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel (the “Company Offices”).

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following:

1.	Approval of an amendment to the Kitov Ltd. 2016 Equity-Based Incentive Plan to increase the aggregate number of ordinary shares reserved thereunder in order to be able to award options that qualify as incentive stock options for U.S. tax purposes;

2.	Approval of an increase of our registered and authorized ordinary share capital and corresponding amendments to our articles of association and our memorandum of association;

3.	Approval of an amended and restated Compensation Policy for executive officers and directors; and

4.	Approval of the grants of equity-based awards to each of (a) Isaac Israel, our Chief Executive Officer and a director, (b) Dr. Eric Rowinsky, the Chairman of our Board of Directors, and (c) the other members of our Board of Directors.

We are currently not aware of any other matters that may be raised at the Meeting. If any other matters are properly raised at the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Record Date; Shareholders and ADS Holders Entitled to Vote

Only shareholders and holders of our ADSs of record at the close of business in New York on Monday, July 6, 2020 (the “Record Date”) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, no par value each, shall entitle its holder to one vote on each matter properly submitted at the Meeting. Each ADS representing one such ordinary share shall entitle the holder of the ADS to one vote on each matter properly submitted at the Meeting. As of June 25, 2020, we had 157,252,962 ordinary shares outstanding eligible to vote at the Meeting (excluding one dormant ordinary share held in treasury).

How to Vote

●	Voting by voting instruction form for holders of ADSs. Holders of ADSs (whether registered in their name or in “street name”) will receive from BNY Mellon (which acts as the Depositary for the ADSs) a voting instruction form in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, BNY Mellon and the holders of the Company’s ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon voting instruction form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares represented by that number of ADSs, and the Depositary shall give a discretionary proxy to a person designated by us to vote that number of ordinary shares as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares. ADS holders should return their BNY Mellon voting instruction form by no later than the date and time set forth on such voting instruction form.

●	Voting in person or by voting slip for holders of ordinary shares. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through a member of the Tel Aviv Stock Exchange (“TASE”) who did not convert their ordinary shares to ADSs, may vote in person at the Meeting or through a voting slip. In order to attend and vote in person at the Meeting, all such shareholders must have a form of government-issued photograph identification (e.g., passport or certificate of incorporation (as the case may be)). A shareholder whose shares are registered with a TASE member who did not convert their ordinary shares to ADSs, must also provide us, whether attending the Meeting in person or voting through a voting slip, an ownership certificate (as of the Record Date) from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with our amended and restated articles of association. This Proxy Statement also serves as a voting slip pursuant to the Companies Regulations (Voting Slip and Position Statements), 5766-2005.

A shareholder whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail (for no charge) a link to the text of the voting slip and any position statements posted on the website of the Israel Securities Authority (the “ISA”), unless the shareholder notified that he or she is not so interested, provided that such notice was provided with respect to a particular securities account prior to the Record Date. All voting slips (together with proofs of ordinary share ownership and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above no later than four (4) hours prior to the designated time of the Meeting, namely by no later than Thursday, August 6, 2020, 12:30 p.m. Israel time.

Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the ISA. You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the electronic voting system will be permitted until six (6) hours prior to the Meeting commencement, namely by no later than Thursday, August 6, 2020, 10:30 a.m. Israel time.

Forms of each of the voting slip and the BNY Mellon voting instruction form for holders of the Company’s ADSs will also be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Each of these will also be filed with ISA and TASE and will be available on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

●	Voting by proxy for holders of ordinary shares. A holder of ordinary shares at the end of the trading day on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the company stamp, or by authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 72 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership. A proxy held by a participant at the Meeting that is dated more than 12 months from the date of the signature shall be considered invalid.

Change or Revocation of Vote

A holder of ADS who has executed and returned a voting instruction form or a shareholder who has executed and returned a voting slip may revoke its voting instructions at any time before the deadline by filing with BNY Mellon (in the case of holders of ADSs) or with the Company (in the case of holders of ordinary shares) a written notice of revocation or a duly voting instruction form or voting slip (as applicable) bearing a later date. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a shareholder of record you may change your vote at any time by attending the Meeting and voting in person or, in the event you have provided a proxy, prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer or by granting a new proxy bearing a later date. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Quorum

The quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by proxy, voting instruction form or voting slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned for one week, to the same time and place, i.e., on Thursday, August 13, 2020 at 4:30 p.m. (Israel time) at the Company Offices (each such adjourned meeting is referred to as an “Adjourned Meeting”). In the event that there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of such Adjourned Meting if no quorum is present at the original date and time and no further notice of the Adjourned Meeting will be given to shareholders.

Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our ordinary shares held by BNY Mellon, are counted as present and entitled to vote for purposes of determining a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting at the Meeting as Valid Meeting Participants, is required to adopt each of the proposals to be presented at the Meeting.

In addition, the approval of each of Proposal 3 and Proposal 4.a. also requires that either (i) a majority of the shares, including those represented by ADSs, held by shareholders or ADS holders (as applicable) who are neither controlling shareholders nor have a personal interest in the matter, participating and voting on the matter at the Meeting as Valid Meeting Participants (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares, including those represented by ADSs, voted against the proposal by the disinterested shareholders described in clause (i) does not exceed two-percent (2%) of our outstanding voting rights (either of (i) or (ii) being referred to as a “Special Majority”).

We are not aware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 3 and Proposal 4.a. A shareholder who votes via voting slip or an ADS holder who signs and returns a voting instruction form will be deemed to be confirming that such shareholder or ADS holder, and any related party of such shareholder or ADS holder, is not a controlling shareholder for purposes of Proposal 3 and Proposal 4.a. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 3 and Proposal 4.a., you should contact Gil Efron, our Deputy Chief Executive Officer and Chief Financial Officer, at telephone: +972-3-9333121; email: ir@kitovpharma.com; or fax: +972-153-39311321.

Under the Companies Law, each shareholder or ADS holder (as applicable) voting on each of Proposal 3 and Proposal 4.a. is required to indicate on the proxy or voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a personal interest in the proposal. Otherwise, the shareholder or ADS holder is not eligible to vote on Proposal 3 and Proposal 4.a. and his or her or its vote will not be counted for the purposes of such proposals. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Shareholder Voting Undertakings

In connection with our acquisition of FameWave Ltd. (“FameWave”) in January 2020, each of the investment funds and the other FameWave shareholders party to the registration rights agreement entered into at the closing of the FameWave transaction, signed a Shareholder’s Undertaking in connection with our securities held by them containing, amongst other matters, an undertaking that during the 6-12 month lock-up period, and, subsequent to such lock up period until the earlier of: (i) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of our then issued and outstanding ordinary shares or (ii) 24 months following the date of the undertaking, the shareholder shall cause all of our voting securities beneficially owned by it or any of its group members or over which it or any of its group members has voting control not to be voted, (i) against all those persons nominated and recommended to serve as directors of the Company by our board of directors and/or any applicable committee thereof and (ii) with respect to any other action, proposal or matter to be voted on by our shareholders, in a manner inconsistent with the recommendation of our board of directors or any applicable committee thereof; provided, however, that the undertakings in sub-clauses (ii) and (iii) above shall not apply to: (1) matters under Sections 270(1), 270(2), 270(3) and 270(4) of the Companies Law and matters which require the declaration by officers or shareholders of a personal interest and/or affiliation with a controlling shareholder as defined in, and in accordance with, the Companies Law (as is the case with Proposals 3, 4(a), 4(b) and 4(c)), or (2) matters directly affecting the development of the technology controlled by FameWave, or (3) where, based on a legal advice opinion received in writing by the shareholder, the shareholder reasonably believes that such vote by the shareholder may impose any liability on the shareholder.

Position Statements

Under Israeli law, shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written position statement (“Position Statement”) to the Company Offices, Attn: Gil Efron, Deputy Chief Executive Officer and Chief Financial Officer. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations. We will furnish to the Commission on Form 6-K any legally compliant Position Statements received by us, and will make them available to the public on the website of the Commission at www.sec.gov, of the ISA at www.magna.isa.gov.il and of the TASE at www.maya.tase.co.il. Position Statements must be submitted to us by no later than 1:30 p.m. Israel time on Monday, July 27, 2020.

Solicitation of Proxies

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon voting instruction form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Extraordinary Meeting of the Shareholders, the Proxy Statement, and the voting slip will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings with the Commission are also available to the public on the Commission’s website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings can be reviewed on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Additionally, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Proposal 1

APPROVAL OF AN INCREASE OF OUR REGISTERED and AUTHORIZED ORDINARY SHARE CAPITAL AND CORRESPONDING AMENDMENTS TO OUR ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION

Background

Under our current Amended and Restated Articles of Association and Amended and Restated Memorandum of Association, our authorized share capital consists of 250,000,000 ordinary shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into five classes of 10,000,000 preferred shares in each class. As of June 25, 2020, we had 157,252,962 ordinary shares outstanding (excluding one dormant ordinary share held in treasury) and no non-voting senior preferred shares outstanding. In addition, as of such date, warrants exercisable into an aggregate 67,310,545 ordinary shares were outstanding and options to purchase an aggregate 6,399,948 ordinary shares and an aggregate 1,852,500 restricted stock units (“RSUs”) were outstanding under the Kitov Pharma Ltd. 2016 Equity-Based Incentive Plan, as subsequently amended. Accordingly, as of such date, an aggregate 232,815,956 ordinary shares were outstanding or reserved for issuance under outstanding equity awards.

We are proposing to increase of our authorized and registered ordinary share capital by an additional 750,000,000 ordinary shares, with no par value, and amend the Company’s Amended and Restated Articles of Association Amended and Restated Memorandum of Association accordingly; we are not proposing to amend the number of authorized preferred shares. Accordingly, following such increase, our authorized and registered share capital will consist of 1,000,000,000 ordinary shares, with no par value, and 50,000,000 non-voting senior preferred shares, with no par value, divided into five classes of 10,000,000 preferred shares in each class.

We believe this increase in the number of authorized ordinary shares will allow us to meet our future business needs as they may arise from time to time. These purposes could include, among other things, possible shares issuances to fund, or to be issued as consideration in, future mergers or acquisitions, the purchase of property or assets, possible future conversion of convertible financial instruments into ordinary shares, the sale of shares in public and private offerings to raise additional capital, the use of shares for various equity compensation and other employee benefit plans and arrangements and other bona fide corporate purposes. This increase in the authorized ordinary share capital is not being proposed in connection with any particular share offering, acquisition or other specific matter. At present, we have no plans to issue any of the newly authorized additional ordinary shares in order to raise funds or for any other corporate purposes.

Accordingly, the Board of Directors is recommending to shareholders to approve the foregoing increase in the authorized ordinary share capital and to amend the Company’s Amended and Restated Articles of Association Amended and Restated Memorandum of Association accordingly to reflect such increase.

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED to approve an increase of the Company’s registered and authorized and registered ordinary share capital to 1,000,000,000 ordinary shares, no par value, and corresponding amendments to the Company’s Amended and Restated Articles of Association and Amended and Restated Memorandum of Association.”

Approval Required

Under the Companies Law, the affirmative vote of the holders of a majority of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve Proposal 1.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of Proposal 1.

Proposal 2

Approval of an amendment to the Kitov PHARMA Ltd. 2016 Equity-Based Incentive Plan to increase the aggregate number of ordinary shares reserved thereunder in order to be able to award options that qualify as incentive stock options for U.S. tax purposes

Background

On April 18, 2016, we adopted the Kitov Pharma Ltd. 2016 Equity-Based Incentive Plan, as subsequently amended (the “Plan”). The Plan provides for the granting to directors, officers, employees and consultants of the Company and its subsidiaries and affiliates, of equity-based incentive awards, including (among others) options and RSUs, with either ordinary shares or ADSs underlying the applicable award. For information regarding the Plan, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Commission on March 23, 2020. Other than the Plan, there are no equity incentive plans or arrangements pursuant to which the Company may provide equity compensation to its directors, officers or employees.

On May 18, 2020, our Board of Directors approved an amendment to the Plan to increase the aggregate number of ordinary shares, or ADSs representing ordinary shares, available for issuance under the Plan, by an additional 7,500,000 ordinary shares, such that an aggregate of 15,000,000 ordinary shares is currently reserved for issuance thereunder (including the ordinary shares subject to outstanding equity awards), representing approximately 8.69% of our share capital on a fully diluted basis. Our Board of Directors determined that such increase was necessary in order to create a pool of ordinary shares available to the Company in order to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company. As of June 25, 2020, 15,000,000 ordinary shares were reserved for issuance under the Plan, of which 8,252,448 ordinary shares were subject to outstanding equity awards (options and RSUs) under the Plan and 6,007,615 ordinary shares were available for future grants under the Plan. In the event that all the proposed grants of equity awards set forth in Proposal 4 below are approved at the Meeting, and assuming we do not grant additional equity awards under the Plan until the date of the Meeting (and assuming that no equity awards under the Plan expire, vest or are exercised until the date of the Meeting), immediately following the Meeting, 11,917,385 ordinary shares will be subject to outstanding equity awards (options and RSUs) under the Plan and 3,082,615 ordinary shares will be available for future grants under the Plan.

Although the NASDAQ Listing Rules generally require shareholder approval of equity compensation plans and material amendments thereto, as permitted under the NASDAQ Listing Rules, we have elected to adopt a foreign private issuer exemption and to follow Israeli law instead of the foregoing NASDAQ requirement, pursuant to which such plans and amendments only require the approval of the Board of Directors and do not require shareholder approval (except that shareholder approval may be required for certain grants under such plans under the Companies Law).

However, in order for us to continue to grant under the Plan options that qualify as incentive stock options (“ISOs”) to officers and employees of the Company and its subsidiaries and affiliates who are U.S. citizens or who are resident aliens of the United States for United States federal tax purposes, which award certain tax benefits to the holders thereof, according to the U.S. Internal Revenue Code of 1986, as amended, amongst other requirements, such ISO grants must be made pursuant to a plan that is approved by the shareholders of the granting company. Our shareholders previously approved the 7,500,000 ordinary shares currently reserved for issuance under the Plan. Accordingly, at the Meeting, the shareholders will be requested to approve the amendment to the Plan to increase by an additional 7,500,000 ordinary shares the number of ordinary shares reserved for issuance under the Plan.

If this proposal is not approved by our shareholders at the Meeting, the Plan, as amended by our Board of Directors, with 15,000,000 ordinary shares reserved for issuance under the Plan, will continue to be in effect, and we may continue to issue awards under the Plan up to such maximum number of ordinary shares, but we will be unable to grant options to our U.S. officers and employees that qualify as ISOs for U.S. federal tax purposes to acquire in excess of an aggregate of 7,500,000 ordinary shares.

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED to approve an amendment to the Kitov Pharma Ltd. 2016 Equity-Based Incentive Plan to increase the aggregate number of ordinary shares reserved thereunder in order to be able to award options that qualify as incentive stock options for U.S. tax purposes.”

Approval Required

Under the Companies Law, the affirmative vote of the holders of a majority of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve Proposal 2.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of Proposal 2.

Proposal 3

APPROVAL OF AMENDED AND RESTATED COMPENSATION POLICY

Background

Under the Companies Law, a public company is required to adopt a compensation policy that sets forth the terms of service and employment of office holders (within the meaning of the Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. Such compensation policy must comply with the requirements of the Companies Law. The compensation policy must be approved at least once every three years, by the Board of Directors, after considering the recommendations of the Compensation Committee, and by the shareholders by the Special Majority. Our current compensation policy (the “Current Compensation Policy”) was approved by our shareholders on July 12, 2017, and accordingly, we are now required to approve a new compensation policy in accordance with Israeli law. In addition, the Board of Directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv), with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder. The compensation policy must include certain principles and provisions set forth in the Companies Law.

Our Current Compensation Policy serves as the basis for decisions concerning the terms of employment or engagement of our Chief Executive Officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and our directors. The Current Compensation Policy was drafted and approved in accordance with the requirements of the Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation and the method for determining compensation.

Accordingly, our Compensation Committee and Board of Directors conducted a periodic review of our Current Compensation Policy, including in view of recent amendments to the Israeli Companies Law, the Israeli Companies Regulations (Relief from Related Party Transactions), 2000, which grant certain additional relief when approving certain office holder compensation, and recent guidance regarding compensation policies issued by the ISA. In addition, the Company engaged an independent consultant to prepare applicable benchmark information, which was reviewed and considered by the Compensation Committee and Board of Directors, and the provisions relating to directors’ and officers’ liability insurance were revised based on (among other things) the advice of the Company’s insurance advisor.

Based on the foregoing review and consideration, our Compensation Committee and Board of Directors concluded that it would be in the best interest of our company to amend and restate our Current Compensation Policy in the form attached to this Proxy Statement as Exhibit A (the “Amended and Restated Compensation Policy”). The primary differences between the provisions of the Amended and Restated Compensation Policy and the Current Compensation Policy are as follows:

●	Base Salary: (i) The maximum base salary of the chief executive officer has been increased to $600,000 per annum (from $400,000 per annum) and of all other executives to $500,000 per annum (from $300,000 per annum for those located primarily in Israel and $400,000 per annum for those located primarily outside Israel); (ii) The provision providing for payment of a base salary of up to $600,000 per annum to an active chairman has been removed; and (iii) Inclusion of the maximum fees payable to an executive engaged by means of a consulting agreement or a company controlled by the executive, of up to 125% of the applicable maximum base salary, as described in clause (i).

●	Directors’ and Officers’ Liability Insurance (“D&O Insurance”):

o	The terms for the procurement, extension or renewal of D&O Insurance by our Compensation Committee have been amended as follows: (i) the maximum coverage has been increased to $200 million (from $30 million) per claim and per period and the maximum Side A DIC coverage has been increased to $50 million (from $10 million) per claim and per period (in each case, with the addition of reasonable legal expenses in excess of the limit of liability); and (ii) the maximum annual premium and maximum deductible have been removed.

o	Inclusion of a provision permitting the extension of D&O Insurance by our Compensation Committee to include coverage for liability pursuant to a future public offering of securities, provided that the D&O Insurance is on market terms and is not likely to have a material impact on the Company’s profitability, assets or obligations.

●	Advance notice period: The maximum advance notice period has been increased to nine months (from six months) base salary.

●	Departure Grant: (i) The maximum departure grant for executives that have served for more than three years has been increased to 12 months (from eight months) base salary; and (ii) Inclusion of a provision providing that if the departure grant is a non-compete grant, it may be up to 12 months of base salary and the award is not subject to a minimum employment or service period.

●	Variable Compensation (Cash and Equity-Based):

o	Delegation of the authority to determine measurable criteria to the following: (i) in the case of the Chief Executive Officer, the Compensation Committee and Board of Directors; (ii) in the case of any other executive, the Chief Executive Officer and Compensation Committee; and (iii) in the case of a director, subject to certain stipulated conditions, the Compensation Committee and Board of Directors, provided, in each case, the criteria is consistent with the Compensation Policy.

o	The list of company and individual performance criteria has been revised to a closed list from which such criteria may be chosen for the award in any year, and ranges for the relative weight of each criteria have been included (any criteria may constitute up to 30% of each of the total company performance criteria and/or individual performance criteria).

o	The minimum amount of an annual bonus that must be based on measurable criteria has been removed, subject to applicable law. Under Israeli law as currently in effect, only an immaterial portion of the variable compensation of the chief executive officer may be based on non-measurable criteria, while there are no limits on the amount of the variable compensation of other executives that must be based on non-measurable criteria.

o	The maximum equity-based compensation that may be awarded to an executive in any calendar year, determined at the date of grant (other than cash-settled equity-based awards, which shall be determined as of the date of payment), has been amended such that it shall not exceed the higher of (i) 5% of the share capital of the company (on a fully diluted basis) calculated at the date of the grant, and (ii) $5.0 million (increased from 2.5 million).

Under the Companies Law, the Amended and Restated Compensation Policy must be approved by the Compensation Committee, the Board of Directors and the shareholders by the Special Majority (in that order). Our Compensation Committee and Board of Directors approved, subject to shareholder approval, the proposed Amended and Restated Compensation Policy, while taking into account the considerations, principles and provisions set forth in the Companies Law.

If the Amended and Restated Compensation Policy is approved and adopted by our shareholders at the Meeting, it may remain in effect for up to three years, and shall be subject to periodic assessments by our Board of Directors in accordance with the Companies Law.

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED to approve the Amended and Restated Compensation Policy, in the form attached as Exhibit A to the Company’s Proxy Statement for the Meeting.”

Approval Required

Under the Companies Law, the affirmative vote of the holders of a majority of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting, as Valid Meeting Participants, is required to approve Proposal 3. In addition, the approval of Proposal 3 is also subject to receipt of the approval of the Special Majority.

The Companies Law requires that each shareholder or ADS holder (as applicable) voting on this proposal indicate on the proxy or voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a personal interest in the proposal. Otherwise, the shareholder or ADS holder is not eligible to vote on this proposal and his or her or its vote will not be counted for the purposes of this proposal. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals” above.

Under the Companies Law, even if our shareholders do not approve the Amended and Restated Compensation Policy, it may nevertheless be approved by the Company if the Compensation Committee, and thereafter the Board of Directors, based on detailed reasoning and after having re-examined the proposed Amended and Restated Compensation Policy, determine that approval of the Amended and Restated Compensation Policy is beneficial to the Company.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of Proposal 3.

Proposal 4

APPROVAL OF THE GRANTS OF EQUITY-BASED AWARDS TO EACH OF ISAAC ISRAEL, OUR CHIEF EXECUTIVE OFFICER AND DIRECTOR, DR. ERIC ROWINSKY, THE CHAIRMAN OF OUR BOARD OF DIRECTORS, AND THE OTHER MEMBERS OF OUR BOARD OF DIRECTORS

Background

Our Compensation Committee and Board of Directors conducted a periodic review of the equity-based compensation of our chief executive officer and our currently serving directors, and determined that it would be appropriate and in the Company’s best interest to award to our Chief Executive Officer, Chairman of the Board of Directors and our other directors equity-based compensation, consisting of options and RSUs, subject to shareholder approval in accordance with Israeli law, as follows:

●	An equity-based award to Isaac Israel, our Chief Executive Officer and a director, consisting of (i) options to purchase up to 675,000 ordinary shares and (ii) 675,000 RSUs.

●	An equity-based award to Dr. Eric Rowinsky, the Chairman of our Board of Directors, consisting of (i) options to purchase up to 225,000 ordinary shares and (ii) 225,000 RSUs. and

●	An equity-based award to be each of Ido Agmon, Simcha Rock, Steven Steinberg, Revital Stern-Raf and Ran Tzror, members of our Board of Directors, of (i) options to purchase up to 112,500 ordinary shares and (ii) 112,500 RSUs.

Each of the proposed equity awards will vest over a period of three years from the date of grant, with one-third of each of the options and RSUs vesting on the first anniversary of the date of grant and the remaining options and RSUs vesting ratably on a quarterly basis during the two years thereafter. Each of the options will have an exercise price equal to the average closing price of our ADSs on the Nasdaq Capital Market during the 30 days prior to and including the date of the approval of the award by our Board of Directors (May 18, 2020), such that the exercise price of each option will equal $0.421 per ordinary share. The equity awards, if approved at the Meeting, will be granted under the Plan and may be granted under any applicable tax beneficial provisions in accordance with the provisions of the Plan and applicable law. The estimated fair market value of the equity awards proposed to be granted to Mr. Israel, Dr. Rowinsky and each of the other board members as of the date of the approval of the grant by our Board of Directors (May 18, 2020), calculated using the Black & Scholes valuation method, is approximately $697,000, $232,000 and $116,000, respectively.

Each of our Compensation Committee and Board of Directors determined that the grant of the equity awards and their terms are in accordance with our Current Compensation Policy and the proposed Amended and Restated Compensation Policy (see Proposal No. 3).

In approving the grant of equity awards described above, each of the Compensation Committee and the Board of Directors conducted a review of the terms of office and employment of each of our executives and directors, as well as of our employees. In conducting their review, the Compensation Committee and Board of Directors considered our compensation philosophies and the provisions of our Current Compensation Policy, as well as internal consistency and market trends. The terms of the proposed grants went through a series of discussions and revisions. In addition, the most recent grants of equity awards made by us to our directors was in March 2019, and there has been significant dilution since then due to the offerings the Company has successfully completed during that time. As of June 25, 2020, none of our executive officers and directors beneficially owned 1% or more of our outstanding shares and our executive officers and directors as a group (11 persons) beneficially owned in the aggregate 1.08% of our outstanding shares. The Compensation Committee and Board of Directors also determined that the proposed grant of equity awards will further align the interests of the Company’s officers and directors with those of our shareholders by providing such individuals a greater equity stake in the Company.

Under the Companies Law, the payment of compensation, including equity-based compensation, to a director, that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order. Under the Israeli Companies Law, the payment of compensation, including the grant of equity-based awards, to a chief executive officer that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders by the Special Majority, in that order.

Proposed Resolutions

At the Meeting, it is proposed that each of the following resolutions be adopted:

4.a.: “RESOLVED, to approve the grant of equity-based awards to Isaac Israel, our Chief Executive Officer and Director, in such amounts and with such terms and conditions as described in Proposal 4 of the Company’s Proxy Statement for the Meeting.”

4.b.: “RESOLVED, to approve the grant of equity-based awards to Dr. Eric Rowinsky, the Chairman of our Board of Directors, in such amounts and with such terms and conditions as described in Proposal 4 of the Company’s Proxy Statement for the Meeting.”

4.c.: “RESOLVED, to approve the grants of equity-based awards to each of the members of our Board of Directors (other than Isaac Israel and Dr. Eric Rowinsky), in such amounts and with such terms and conditions as described in Proposal 4 of the Company’s Proxy Statement for the Meeting.”

Approvals Required

Under the Companies Law, the affirmative vote of the holders of a majority of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve each of Proposals 4.a., 4.b., and 4.c. In addition to the foregoing majority requirement, the approval of Proposal 4.a. is also subject to receipt of the approval of the Special Majority (as described above).

The Companies Law requires that each shareholder or ADS holder (as applicable) voting on Proposal 4.a. indicate on the proxy or voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a personal interest in Proposal 4.a. Otherwise, the shareholder or ADS holder is not eligible to vote on Proposal 4.a. and his or her or its vote will not be counted for the purposes of Proposal 4.a. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of each of Proposal 4.a., Proposal 4.b. and Proposal 4.c.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and the regulations promulgated thereunder and our Amended and Restated Articles of Association. Under Israeli law, one or more shareholders holding, in the aggregate, one percent (1%) or more of the voting rights of the Company (“Proposing Shareholder(s)”) may request to include a proposal on the agenda of a future shareholder meeting by submitting such proposal generally within seven days of publication of a company’s notice with respect to a general meeting of shareholders. Accordingly, any Proposing Shareholder(s) may request to include a proposal on the agenda of the Meeting by submitting to us such proposal in writing, together with the accompanying documentation and information required to be submitted under Israeli law and our Amended and Restated Articles of Association, no later than 4:30 p.m. Israel time on Wednesday, July 8, 2020, at the Company Offices, Attn: Gil Efron, Deputy Chief Executive Officer and Chief Financial Officer. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law and our Amended and Restated Articles of Association for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than July 15, 2020, by way of issuing a press release or submitting a Report on Form 6-K to the Commission and the ISA.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Extraordinary General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

In accordance with the Companies Law, we may, after the date of publication of this Proxy Statement, make changes to the agenda items for the Meeting. In such case we will publish a revised Proxy Statement, which we will furnish to the Commission on Form 6-K and file on the Commission’s website at www.sec.gov, and which we will submit to the ISA and the TASE and make available on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT, OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 2, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 2, 2020, AND THE MAILING OF THIS DOCUMENT TO ADS HOLDERS OR SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors,

/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

July 2, 2020

VOTING SLIP FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Company name: Kitov Pharma Ltd., company no. 520031238

Company address (for submission and delivery of Voting Slips):  One Azrieli Center, Round Tower, 19th Floor, Tel Aviv 6701101, Israel, email: ir@kitovpharma.com; or fax: +972-153-39311321, Attn.: Gil Efron, Deputy Chief Executive Officer and Chief Financial Officer

Meeting date: Thursday, August 6, 2020, at 4:30 p.m. (Israel Time).

Meeting type: Extraordinary General Meeting (the “Meeting”).

Record Date: Monday, July 6, 2020

Shareholder details:

Shareholder name:

Israeli identification number:

For shareholders who do not have an Israeli identification card:

Passport number:

Country of issue:

Valid until:

For shareholders that are corporations:

Corporation number:

Country of incorporation:

Is the shareholder a “Principal Shareholder1”, “Senior Officer of the Company2” or an “Institutional Investor3”? Yes/No (circle as appropriate)

[1]	As defined in Section 1 of the Israel Securities Law, 5728-1968 (the “Securities Law”).

[2]	As defined in Section 37(d) of the Securities Law.
[3]	As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds)(Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999.

MANNER OF VOTING

(Check or mark “X” clearly in each column in accordance with your voting decision.)

Matter	Manner of Voting			Do you have a “Personal Interest”[1] in the Matter of the Proposal?
	For	Against	Abstain	Yes	No
Proposal 1 To approve an increase of the Company’s registered and authorized ordinary share capital and corresponding amendments to its articles of association and memorandum of association.

Proposal 2

To approve an amendment to the Kitov Pharma Ltd. 2016 Equity-Based Incentive Plan to increase the aggregate number of ordinary shares reserved thereunder in order to be able to award options that qualify as incentive stock options for U.S. tax purposes.

Proposal 3 To approve an amended and restated Compensation Policy for the Company’s executive officers and directors.

[1]	As such term is defined in the Israel Companies Law, 5799 – 1999 (the “Companies Law”). and as described in the Proxy Statement for the Meeting

Matter	Manner of Voting			Do you have a “Personal Interest”[1] in the Matter of the Proposal?
	For	Against	Abstain	Yes	No

Proposal 4

To approve the grants of equity-based awards to the Company’s Chief Executive Officer and directors, in such amounts and with such terms and conditions as described in Proposal 4 of the Company’s Proxy Statement for the Meeting, as follows:

4.a. To approve the grants of equity-based awards to Isaac Israel, the Company’s Chief Executive Officer and a Director.
4.b. To approve the grants of equity-based awards to Dr. Eric Rowinsky, the Chairman of the Board of Directors of the Company.
4.c. To approve the grants of equity-based awards to the other members of the Board of Directors of the Company.

If I checked above that I have a “personal interest” in either or both of Proposal 3 and Proposal 4.a., following are details in connection with such “personal interest”:

Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, this Voting Slip is only valid when accompanied by a certification of ownership. For shareholders registered in the Company’s shareholder registry, this Voting Slip will only be valid when accompanied by a photocopy of a government-issued photograph identification (e.g., passport, identification card or certificate of incorporation (as the case may be)).

EXHIBIT A

Kitov Pharma Ltd.

Office Holder Compensation Policy

As Approved on _______, 2020

1.	General

1.1.	Definitions

1.1.1.	“CEO” – The Chief Executive Officer of the Company.

1.1.2.	“CFO” – The Chief Financial Officer of the Company.

1.1.3.	“Committee” – The statutory Compensation Committee of the Company or to such extent as the Company has, pursuant to the Companies Law, statutorily delegated the duties of the Compensation Committee to the Audit Committee of the Company, the Audit Committee.

1.1.4.	“Companies Law” – The Israeli Companies Law 5759 – 1999, including any regulations enacted, or orders issued, pursuant thereto.

1.1.5.	“Company” – Kitov Pharma Ltd. and its Subsidiaries, as defined below.

1.1.6.	“Executive” - Any Office Holder who does not serve solely as a director of the Company.

1.1.7.	“Office Holders” – As such term is defined in the Companies Law.

1.1.8.	“Securities Law” – The Israeli Securities Law, 5728-1968, including any regulations enacted, or orders issued, pursuant thereto.

1.1.9.	“Subsidiaries” – Companies whose financial results are consolidated in the consolidated financial statements of the Company.

1.1.10.	“Terms of Office and Employment” – As such term is defined in the Companies Law.

1.2.	Every term which is not defined explicitly in this Compensation Policy, shall have the meaning accorded thereto in the Companies Law.

1.3.	In accordance with the provisions of the Companies Law, the Board of Directors of the Company, following the recommendation of the Committee, established this Compensation Policy with regard to the Terms of Office and Employment of Office Holders in the Company (hereinafter: “Compensation Policy” or the “Policy”).

1.4.	The Compensation Policy is, and the Terms of Office and Employment determined pursuant hereto shall be determined, based upon (among other things) the following principles and considerations:

1.4.1.	Promotion of the interests of the Company, its work plan and long-term policies;

1.4.2.	Creation of proper incentives for Office Holders of the Company, taking into account, amongst other things, the risk management policy of the Company;

1.4.3.	Adaptation of the incentives and the compensation to the size of the Company and the nature of its activity; and

1.4.4.	With regard to Terms of Office and Employment that include variable components – adjustment of incentives and compensation to the contribution of the Office Holder to the achievement of the goals of the Company and the achievement of profits, and all with a long-term view and in accordance with the position of the Office Holder.

1.5.	This Compensation Policy shall be valid for three years from the date of the approval thereof as required under the Companies Law. The Compensation Policy may be amended during the course of such three-year term of the policy, subject to approval in accordance with the Companies Law.

1.6.	This Compensation Policy does not, by itself, accord and is not intended to accord rights to Office Holders of the Company and no Office Holder of the Company shall have any right accorded to him by virtue of the adoption of this Compensation Policy and/or right to receive any components of compensation set out in the Compensation Policy. The compensation components to which an Office Holder shall be entitled shall be solely and exclusively those which shall be determined with regard to him specifically by the competent corporate bodies of the Company and subject to the provisions of any law.

1.7.	In any event where an Office Holder will be granted compensation which is less than the terms which are described in this Compensation Policy, this shall not be deemed a deviation or exception from the Compensation Policy of the Company.

1.8.	The principles of the Compensation Policy shall also apply in full in instances where the engagement with the Office Holder is by means of a consulting agreement with the Office Holder (or a company controlled by the Office Holder) in lieu of an employment agreement, with the required adjustments mutatis mutandis. Such Office Holder (or a company controlled by him) shall receive fees for the provision of services in his position as an Office Holder, which will be made in lieu of a base salary and associated benefits, and the portion of such fee that comprises the equivalent of a base salary (without ancillary benefits) shall be deemed to be such Office Holder’s “base salary” for the purposes of this Compensation Policy, including for the determination of any caps on compensation components.

1.9.	Notwithstanding any ceilings or caps set forth in this Policy, the Committee and Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this Policy.

1.10.	The Policy is written in the masculine form for purposes of convenience only and is intended to be implemented with regard to men and women jointly, without distinction or difference.

2.	The Compensation Policy

2.1.	Objectives of the Compensation Policy

The purpose of the Compensation Policy is to establish guidelines for the Company’s applicable corporate bodies in determining the compensation of its Office Holders, in light of the following objectives of such compensation:

A.	To establish a correlation between the interests of the Company’s Office Holders and those of the Company and its shareholders.

B.	To recruit and maintain qualified Office Holders who may contribute to the Company’s financial and commercial success, given the unique challenges the Company faces and its business environment.

C.	To provide incentives for the Company’s Office Holders, in order to ensure high-level operations without encouraging the taking of unreasonable risks.

D.	To establish an appropriate balance between fixed compensation, compensation which incentivizes short-term results and compensation which reflects the Company’s long-term operation.

2.2.	Compensation Policy; Background

2.2.1.	Objectives

This Policy sets out the Company’s policy with regards to the compensation of its Office Holders, including all components of compensation, while establishing principles, considerations, parameters and rules for the determination of Office Holders’ Terms of Office and Employment by the applicable corporate bodies of the Company during the term of this Compensation Policy, if and to the extent such determination is required by the Companies Law to be made pursuant to the Compensation Policy. The Compensation Policy is intended to comply with the obligation set forth in Chapter 4A of Part VI of the Companies Law.

2.2.2.	Application of the Compensation Policy

In accordance with the provisions of the Companies Law, this Compensation Policy will apply with respect to the Terms of Office and Employment of the Office Holders of the Company.

This Compensation Policy is not intended to establish personal terms and conditions for specific Office Holders, but rather to set forth objective principles and parameters which will apply to all Company Office Holders. This Policy sets forth maximum amounts only, and nothing in this Policy shall confer upon any Office Holder any right or entitlement to any compensation, remuneration or benefits of any kind or nature or obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by applicable law.

Arrangements with Office Holders regarding the Terms of Office and Employment which were approved prior to the approval of this Compensation Policy shall continue to apply, and shall not require additional approval in accordance with the provisions of this Compensation Policy.

2.2.3.	Establishment and Approval of the Compensation Policy

In accordance with the Companies Law, the responsibility for the determination of a company’s compensation policy applies to the Board of Directors, after the foregoing has considered the recommendation issued by the Committee. The adoption of a compensation policy and any amendment thereof is subject to the approval of the shareholders of the Company in accordance with the Companies Law (including by a majority of those participants who are not controlling shareholders or interested parties, as provided in the Companies Law or as otherwise provided by the Companies Law). In accordance with the provisions of the Companies Law, in the event that the shareholders of the company do not approve the compensation policy or amendment thereof, the Board of Directors will be entitled to approve the compensation policy, provided that the Committee and thereafter the Board of Directors will have determined, based on detailed reasoning, and after having re-examined the compensation policy, that the approval of the compensation policy in spite of the objection of the Company’s shareholders is for the benefit of the Company.

2.2.4.	Maintenance of the Compensation Policy

The holder of the most senior position in the Company in the field of human resources (as of the adoption of this policy - the CFO) under the supervision of the Committee, is responsible for monitoring any changes in the Company, in its business environment, in the capital markets, in the labor markets, and in other relevant factors, which may impact the Company’s considerations regarding the determination of compensation for Office Holders. When applicable, the Committee shall convene to discuss the foregoing, and where necessary, present its recommendations for necessary updates to the Policy to the Company’s Board of Directors.

2.3.	Characteristics of the Company and of Its Office Holders

2.3.1.	Business Environment and Its Effect on Office Holders’ Compensation

As a public company engaged in the research, development and marketing of pharmaceutical products, the Company has two objectives: providing its customers with effective and safe products, and maximizing its returns for the benefit of its shareholders.

In light of this, the Company’s commercial success depends, to a large extent, both on its ability to recruit skilled Office Holders and employees with unique background and experience in the field of pharmaceuticals, public company finance, and other specialties specific to the Company, and on its ability to provide its Office Holders and employees with incentives designated for the investment of outstanding personal efforts on their behalf and for achievement of goals established by the Company’s Board of Directors. The need to achieve defined regulatory and commercialization milestones and to acquire sufficient funding to achieve the Company’s goals, emphasizes the necessity in conditioning parts of certain Office Holders’ compensation upon personal achievements.

2.4.	Parameters for Examination of Compensation Terms.

In general, the Terms of Office and Compensation for Office Holders will be examined taking into account the following parameters:

2.4.1.	Education, skills, expertise, tenure (in the Company specifically and in the profession generally), professional experience and achievements of the Office Holder, whether in the Company or in other companies, the Office Holder’s past compensation whether in the Company or in other companies, as well as his uniqueness in the market; for this purpose, it should be noted that the pharmaceuticals development market requires the engagement of Office Holders who hold unique experience and expertise, including experience working with regulatory entities such as the FDA, experience in conducting clinical trials, experience in marketing pharmaceutical products to distributors and/or end user customers such as hospitals and physicians, and managing engagements for the purpose of medical reimbursement.

2.4.2.	Fulfilment by the Office Holder of targets determined for him, as relevant.

2.4.3.	The position of the Office Holder, fields of responsibility, efforts required for success in the position, his seniority and previous employment agreements signed with him and prior Terms of Office and Employment with the Company or its Subsidiaries or previous employers.

2.4.4.	The contribution of the Office Holder to the business of the Company, including contribution, directly or indirectly, to Subsidiaries.

2.4.5.	The need of the Company to retain the Office Holder in light of his importance to the Company, including the extent to which such Office Holder is essential for the Company’s success, the possibility to recruit a replacement for his position, the potential damage to the Company in the event the Office Holder is dismissed or resigns.

2.4.6.	Compensation to which an Office Holder is entitled in any Subsidiary, as relevant.

2.4.7.	The ratio between the cost of the Terms of Office and Employment of the Office Holder and the total wage cost (as such term is defined in the Companies Law) of the remaining employees and contract workers engaged by the Company (to such extent as are employed or engaged by the Company at the time of approval of the Terms of Office and Employment), and particularly the ratio to the average and median compensation of employees and contract workers as mentioned, and the effect of the gap between them and the Office Holders on the work relations at the Company. The Company acknowledges that it has to pay different levels of compensation to its various employees and Office Holders, including, inter alia, for the purpose of recruiting talented and experienced Office Holders and employees who constitute key personnel for the achievement of the Company’s objectives.

2.4.8.	Where Office Holders or employees reside and serve in such countries in which higher compensation is generally paid than the in the country the Company’s headquarters are located, and are paid in accordance with customary market terms, the Company shall consider such higher compensation levels in its evaluation of the above ratios. As the Company pays Office Holders located in different countries and in currencies other than the Company’s functional currency (USD), for the purposes of this Compensation Policy, and in considering whether or not the Terms of Office and Employment of an Office Holder are in compliance hereof, any calculations or payments made in currencies other than the Company’s functional currency may deviate up to 20% based on the official or spot rate for the applicable currency pair on the date of any such payment or calculation; provided, however, that such deviation is not in excess of any ceilings or caps set forth in this Policy; and, further provided that the provisions of Section 1.9 of this Policy shall not apply to any ceilings or caps set forth in this Policy which are reached due to a deviation in accordance with this Section 2.4.8.

2.4.9.	With regard to variable components of the Terms of Office and Employment of the Office Holder, as applicable, the possibility to decrease variable components in accordance with the discretion of the Board of Directors and the possibility of the Board of Directors to determine a ceiling for the exercise value of equity-based variable compensation components that are not cash-settled equity awards.

2.4.10.	With regard to severance grants, as relevant, the duration of the office or employment of an Office Holder, the Terms of Office and Employment during this period, performance of the Company in such period, the contribution of the Office Holder to the achievement of the targets and profits of the Company and the circumstances of departure.

2.4.11.	Prevailing compensation levels for similar positions in the market – while the Company does not believe this consideration to be dominant, in order to ensure the Company is competitive and recruits appropriate and high-quality personnel, it shall seek to offer compensation at a level which corresponds with the prevailing compensation in its market. The foregoing is particularly relevant to the pharmaceuticals products market, which requires unique experience and skills. The Company’s market includes pharmaceutical and biomedical companies which are engaged in the field and have similar characteristics to the Company’s operations; public companies whose market value, the nature of their operations, is similar to those of the Company; companies which employ manpower of a size similar to that of the Company; and companies which primarily operate in the same markets as the Company. During the course of discussion for approval of the Terms of Office and Employment of an Office Holder, the Company’s management may present the Compensation Committee with comparative data regarding the components of the Terms of Office and Employment of the Office Holder which holders of similar positions in similar locations or markets are entitled to in companies which meet similar characteristics to those of the Company at such time of approval.

3.	Components of Terms of Office and Employment

The total Terms of Office and Employment of the Office Holders in the Company will be composed of a number of compensation components in the manner that each component is intended to remunerate the Office Holder for a different aspect of his contribution to the Company. Compensation may include all or part of the compensation components set out below:

3.1.	Fixed components:

3.1.1.	Basic salary or monthly payment in the event that the Office Holder is not an employee but rather a service provider.

3.1.2.	Ancillary benefits – the ancillary benefits compensation components are composed of two levels:

3.1.2.1.	The basic level – comprises the ancillary benefits consistent with the relevant laws or common practice in the location of the engagement of the Office Holders, such as: contributions to managers’ insurance or pension fund, provisions for severance pay, disability insurance, vacation days, sick days, recuperation days, indemnification, exculpation and insurance, travel expenses, overtime pay, participation in Company staff activities and events (such as recreational events and including the gross up of the value of such benefit), all as relevant and in accordance with the determination of the Office Holder as an employee of the Company or a service provider thereof, as the case may be (hereinafter: “Basic Level Benefits”).

3.1.2.2.	The expanded level – additional ancillary benefits such as: contributions to continuing education fund, vehicle expenses or entitlement to operational leased vehicles, periodic medical examinations and testing, membership fees to professional organizations, participation in professional seminars or courses or academic and professional studies, professional liability insurance coverage, relocation and related costs and expenses, subsidization by Company of health and fitness regimens, subscription to daily papers or online subscriptions, professional literature, professional clothing allowance, holiday and special occasion gifts, and conditions which are intended to reimburse the Office Holder in respect of expenses which he incurs as a result of fulfilment of his position or which are required for fulfilment of the position such as: mobile phone and data package, mobile computer, and all in accordance with the position and the determination as an employee or a service provider, as the case may be (hereinafter: “Expanded Level Benefits”).

3.2.	Variable components (non-equity) (hereinafter: “bonus”, “bonuses”).

3.3.	Variable components (equity) (hereinafter: “equity-based compensation”).

4.	Terms of compensation for Office Holders

4.1.	Fixed Components

4.1.1.

Base salary: The base salary for an Office Holder in the Company will generally be determined during the course of negotiations for his employment in the Company and may be adjusted from time to time based upon the parameters in Section 2.4 above.

Furthermore, the base salary (i.e., excluding any benefits and entitlements) of Office Holders will be subject to the following limits:

●	The base salary for the CEO shall not exceed $600,000 per annum gross in respect of a full-time position.

●	The base salary for the CFO, and for other Executives reporting to the CEO of the Company (or to the Board of Directors or CEO of a Subsidiary), shall not exceed $500,000 per annum gross in respect of a full-time position.

The limits set forth above do not include any cash compensation which an Executive director may receive for services as a director of the Company, and any additional cash compensation which may be paid to such Executive Director for services as a director shall be subject to the caps set forth under Section 7.5 below.

The base salary will be in absolute numbers and may include a mechanism for linkage to the Consumer Price Index and/or to foreign currency fluctuations against the operating currency of the Company. In any event, a base salary, whether it is linked to the Consumer Price Index and/or foreign currency fluctuations, or not, shall not exceed the ceiling on the basis set out in this Section 4.1.1 above, as adjusted for linkage and/or foreign currency differences in accordance with this Compensation Policy.

Save if stated otherwise, the parameters regarding the base salary for compensation relate to a salaried Office Holder employed in a full-time position. In the event that the Office Holder is not a salaried employee or is not in a full-time position, the required adjustments must be made. If the engagement with the Office Holder is by means of a consulting agreement with the Office Holder (or a company controlled by the Office Holder), the fees payable to such Offer Holder may be in the amount of up to 125% of the applicable maximum base salary set forth above in this Section 4.1.1.

4.1.2.	Ancillary benefits

The compensation package may include ancillary benefits such as the Basic Level Benefits and the Expanded Level Benefits and other benefits and entitlements benefits consistent with the relevant laws or common practice in the location of the engagement of the Office Holders.

4.1.2.1.	Vehicle – operational lease: To such extent as the general compensation package includes entitlement to an operationally leased vehicle, a ceiling for cost of the operational lease (including payments for the car lease, but with such ceiling not including reimbursement of petrol expenses and other car expenses which may be in excess of the ceilings set forth below) will be set as follows:

●	CEO: Monthly operational leased cost to the Company shall not exceed NIS 8,000.

●	Other Office Holders: Monthly operational leased cost to the Company shall not exceed NIS 7,000.

The Company may provide a car owned by the Company to the Office Holder provided the cost to the Company does not exceed the limits above. In addition, the Company may permit an Office Holder to elect to receive a monthly cash payment in lieu of receiving an operational leased vehicle.

To such extent that the Company makes a personal vehicle available to the Office Holder, the Company is entitled to bear the expenses of the tax effects to the Office Holder for the personal vehicle benefit by grossing up of the value of the vehicle, in full or in part, as determined in the employment agreement of the Office Holder, even if such grossing up value is in excess of the thresholds set forth in this sub-Section 4.1.2.1 above.

4.1.2.2.	Annual vacation: An Office Holder will be entitled to an annual vacation which shall not be less than that required at law and not more than 25 vacation days per calendar year. An Office Holder will be entitled to accumulate vacation days which were not used by him until the end of the year. The accumulated vacation days will transfer as an opening balance to the amount of vacation days available to such Office Holder in the following year, provided that in no event may an Office Holder accumulate in excess of three calendar years’ worth of vacation days. The Company may compensate the Office Holder in cash for unused vacation days, provided that such compensation is not prohibited in accordance with any applicable law.

4.1.2.3.	Recuperation days: An Office Holder in Israel will be entitled to payment for recuperation days (dmei havra’a) in accordance with applicable law. It is clarified that the number of recuperation days shall not be less than the number of recuperation days in accordance with applicable law. The recuperation payment shall be in accordance with the amount determined by applicable law.

4.1.2.4.	Exemption and indemnification: Office Holders of the Company shall be entitled to benefit from exemption and indemnification as set out in the amended and restated articles of association of the Company, as in effect from time to time, subject to any limitations set forth in the Companies Law, the Securities Law and/or any other law applicable to the Company which limits the entitlement to exemption or indemnification of Office Holders of the Company. The exemption and indemnification letters entered into with Officer Holders shall be in accordance with the provisions of the amended and restated articles of association of the Company as in effect from time to time, and are to be drafted under terms which are identical for all of the Office Holders, including any controlling shareholders or their relatives, or an Office Holder in whom the controlling shareholders or their relatives have a personal interest in granting same. The amended and restated articles of the association of the Company permit it to indemnify its Office Holders to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for new hires.

4.1.2.5.	Insurance: Office Holders of the Company shall be entitled to insurance arrangements subject to the provisions of the amended and restated articles of association of the Company, as in effect from time to time, and any limitations set forth in the Companies Law, the Securities Law and/or any other law applicable to the Company. Additionally, the Company shall be entitled to acquire directors’ and officers’ liability insurance policies (hereinafter: “D&O Insurance”) (including for controlling shareholders or their relatives, and/or an Office Holder with respect to whom the controlling shareholders or their relatives have a personal interest), as shall serve from time to time, which include also the Office Holders serving at the Subsidiaries of the Company, and to extend and/or to renew existing D&O Insurance or to acquire a new D&O Insurance policy at the date of the renewal or during the course of the insurance period, with such same insurer or another insurer in Israel or overseas, under conditions as specified below, and provided that the D&O Insurance shall be on the basis of the principal conditions set out below and the Committee (and, if required by law, the Board of Directors of the Company) shall have approved the procurement, extension or renewal of the D&O Insurance and shall have determined that such D&O Insurance is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

The D&O Insurance shall be on the basis of submission of a claim within the limits of liability of up to $200,000,000 per claim and per period and up to $50,000,000 per claim and per period for side A DIC coverage (with the addition of reasonable legal expenses in excess of the limit of liability), for all of the Office Holders of the Company from time to time.

The D&O Insurance may cover the Office Holders’ liability with respect to claims filed in Israel and outside of Israel, worldwide in accordance with international law and jurisdictions.

For avoidance of doubt, the above D&O Insurance policy limits and thresholds are applicable solely to the D&O Insurance for the Company itself, not including any Subsidiaries, and the insurance arrangements at any Subsidiaries  may be in excess of the limits and thresholds set forth above.

The Company may extend a D&O Insurance in place to include cover for liability pursuant to a future public offering of securities provided that the Committee (and if required by law, the Board of Directors of the Company) shall have approved the procurement of such D&O Insurance and shall have determined that such D&O Insurance is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

The D&O Insurance may also cover civil actions or other claims against the Company with respect to the purchase or sale of the Company’s securities traded on the TASE and/or at the NASDAQ (Entity Coverage) and/or any other listing for trading on another recognized exchange. Payment priorities for insurance payments under this extension may be set such that the Office Holders’ entitlement to receive payments from the insurers precedes the entitlement of the Company.

Where a “claims made” D&O Insurance regarding past events cannot be renewed or extended due to a change of control or other circumstance, the Company may procure run-off policies for the Office Holders serving prior to said change, including Office Holders who are controlling shareholders of the Company, or relatives thereof, or Office Holders which have a personal interest in procuring the same, provided that the Committee (and if required by law, the Board of Directors of the Company) shall have approved the procurement of such D&O Insurance and shall have determined that such D&O Insurance is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

The amended and restated articles of the association of the Company permit it to procure D&O Insurance for its Office Holders to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for new hires.

4.1.2.6.	Advance notice: The advance notice period will be determined individually for each Office Holder, taking into account performance of the Company and the additional compensation parameters of such Office Holder and the parameters specified in Section 2.4 above. In any event, the advance notice period for any Office Holder shall not exceed nine (9) months. During the advanced notice period, the Office Holder will be required to provide services to the Company in practice. However, the Company shall be entitled to waive the provision of services by the Office Holder in the advance notice period without detracting from the liability of the Company to pay the compensation in connection with such period, but also without detracting from the right of the Company to suspend such compensation subject to any law and agreement with the Office Holder.

4.1.2.7.	Departure grant: The Company is entitled to award Office Holders a departure grant in the event of cessation of employment or service with the Company (other than under circumstances under which one is not entitled to severance pay as specified in Clauses 16-17 of the Severance Pay Law, 5723 – 1963), and provided that the Office Holder has been engaged by the Company for a continuous period of at least eighteen (18) months. When considering and determining a departure grant, the Committee and Board of Directors shall take into consideration the considerations set forth in Section 2.4.10. In any event, the amount of the departure grant or the value thereof shall not be in excess of the monthly base salary (or gross monthly payment equivalent to base salary) of such Office Holder, as specified below:

Period of provision of employment or services	Maximum amount/value of departure grant
Eighteen (18) months to three (3) years	Up to four (4) months of base salary
Above three years	Up to twelve (12) months of base salary

It is clarified that the departure grant as set forth above shall not include statutory severance pay due to the Office Holder, and shall be in addition thereto.

If a departure grant is granted by the Company to an Officer Holder as an incentive to refrain from competing with the Company for a defined period of time following termination of service or employment with the Company (i.e., a non-compete grant), (i) the amount of the departure grant or the value thereof may be up to twelve (12) months of base salary; and (ii) the award of the non-compete grant shall not be subject to a minimum period of provision of employment or services.

4.1.2.8.	Relocation. Compensation may be granted to an Office Holder under relocation circumstances. Such benefits may include reimbursement for out of pocket one time payments and other ongoing expenses, such as travel, housing allowance, car or transportation allowance, home leave visit, healthcare, participation in children tuition fees etc., all as reasonable and customary for the relocated to and relocated from countries, and as approved by the Committee and Board of Directors (and shareholders, if required).

4.1.2.9.	Life and Disability Insurance. Such benefits will usually be part of the Office Holder’s managers’ insurance or pension fund, or other similar retirement plan or scheme. In the event that the Company cannot obtain these benefits at reasonable market rates for a particular Office Holder, it may offer an Office Holder equivalent benefits via a self-funded and/or self-insured scheme (individually or as part of a group), all subject to applicable insurance laws and regulations.

4.1.2.10.	When the Company enters into employment or services agreements with Office Holders for positions outside of Israel, such Office Holders may be entitled to receive ancillary benefits according to the prevailing customs in the countries in which they serve, in order to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant country.

4.1A	Variable Compensation – General

	4.1A.1.	Measurable Criteria

4.1A.1.1.	Subject to applicable law, the following shall be authorized to determine the measurable criteria in the case of variable compensation (cash and equity-based) that is based on measurable criteria and to determine and approve if and to what extent the measurable criteria have been achieved, provided that the criteria is consistent with this Compensation Policy:

Office Holder	Authorized Body
Office Holder other than the CEO and Director	CEO and Committee
CEO	Committee and Board of Directors
Director	Shareholders

4.1A.1.2.

Notwithstanding the foregoing, with respect to a director of the Company, the Committee and Board of Directors may determine the measurable criteria and approve if and to what extent the measurable criteria have been achieved, provided that one of the following conditions apply:

1.     All of the following conditions apply: (i) the determination must be consistent with this Policy; (ii) the award must be based only on measurable criteria; (iii) the potential award is up to three (3) monthly salaries; and (iv) the measurable criteria are approved in advance by the Committee and Board of Directors.

2.     All of the following conditions apply: (i) the determination must be consistent with this Policy; (ii) the Office Holder is serving in an operational position in addition to serving as a director; and (iii) at the time of the approval, no directors who are receiving from the Company criteria-based compensation (in their capacity as a director or other Office Holder) shall participate in the approvals.

4.2.	Variable components (non-equity) – Bonuses

	4.2.1.	General Terms

4.2.1.1.	The appropriate corporate bodies shall establish parameters and conditions for the payment of bonuses, including maximum bonus amounts and the maximum multiplier of monthly salaries’ costs, all in accordance with the terms of this Policy. Such bonuses may be on an annual or multi- annual basis. Eligibility for cash variable compensation shall be based primarily upon measurable criteria, established in advance, as detailed hereinbelow and subject to the terms of the Policy and applicable law. The appropriate corporate bodies may also determine threshold conditions which, unless met, will not result in payment of any bonuses.

4.2.1.2.	A non-material portion of the variable compensation per year may be based on non-measurable criteria (for avoidance of doubt, the value of up to three monthly salaries’ costs in any calendar year shall be considered a non-material portion or if the aggregate annual variable compensation does not exceed three monthly salaries’ costs per year, all of the annual variable compensation may be based on non-measurable criteria), on the assessment of the relevant Office Holder’s superior (in the case of an Executive other than the CEO - the CEO, and in the case of the CEO or any Executive who is also a director – the Committee followed by the full Board of Directors (excluding such Office Holder)) of the Office Holder’s contribution to the Company during the year in question, in each case subject to approval in accordance with applicable law. To the extent permissible pursuant to the Companies Law, the Company may increase the portion of the bonus for an Office Holder which is based on non-measurable criteria up to the maximum portion permissible pursuant to the Companies Law and with respect to any such types of Office Holders for whom such is permissible, subject to Section 4.2.1.3 below.

4.2.1.3.	The maximum ratio of the total annual bonus amount which may be approved for a single Office Holder for a calendar year, to the salary, shall be up to twelve (12) times the fixed monthly employer cost or monthly payment, as the case may be, which the Office Holder receives, (hereinafter: “annual grant”). Such maximum threshold for the annual grant does not include any departure grants, special bonuses, signing bonuses, and/or change of control payments which are made to the Office Holder during such year.

4.2.1.4.	With regard to the annual grant, to such extent as the Office Holder in the Company is employed or grants services to the Company for a period which is less than twelve (12) months, the annual grant ceiling with regard to such same Office Holder shall be reduced proportionately to the period of provision of services by him. For the avoidance of doubt, the achievement of the measurable criteria shall be only to those achieved through the date of termination of employment or service.

4.2.1.5.	In the event of a newly hired Office Holder or of an Office Holder whose engagement ends during the year, his entitlement to an annual grant will be determined on a pro rata basis.

4.2.1.6.	At the end of each year, the authorized corporate body shall evaluate the objectives met during the preceding year. In the event that an Office Holder met all of his pre-determined objectives, such Office Holder shall be entitled to receive 100% of his performance-related compensation component, and in the case of partial achievement of such objectives, or of some of the objectives, the Company shall pay a proportional part of such maximum component, provided that the applicable threshold conditions for such objective were also met.

4.2.2.	Quantifiable Criteria for Annual Grant:

4.2.2.1.	The authorized corporate body shall determine, from time to time but no less than annually, the measurable and quantifiable criteria for Company and/or individual objectives (as applicable), as well as any thresholds conditions, for the purposes of awarding the annual grants for one or more subsequent years.

4.2.2.2.	In special circumstances, as determined by the authorized corporate body of the Company (e.g. regulatory changes and significant changes in the Company’s business or operations or business environment), the authorized corporate body, may modify the objectives and/or their relative weights during the calendar year.

4.2.2.3.	Measurable criteria may include any of the following criteria (which may be determined on a Company-wide or divisional basis). Each such criteria may constitute up to 30% of the total Company performance criteria and/or individual performance criteria.

●	Increase in shareholders’ equity

●	Increase in asset value of the Company

●	Decrease in expenses of the Company

●	Meeting budgetary targets

●	Licensing transactions for new products

●	Revenues from sales of products of the Company or licensing and/or distribution agreements

●	Increase in the market capitalization of the Company

●	Progress of clinical and/or non-clinical trials carried out by the Company

●	Progress towards and/or receipt of regulatory approvals

●	Achievement of budgetary targets

●	Successful capital market transactions such as fundraising, new securities issuances, successful securities registration, etc.

●	Registration of patents

●	Other financial results, such as revenues, sales, operating income, earnings per share, net profit, cash flow and EBIDTA

●	Achievement of measurable efficiency metrics

●	Successful execution of projects

●	Achievement of M&A targets

●	Company strategic programs

●	Publication of scientific papers

4.2.3.	Annual Grant criteria which are non-quantifiable:

The authorized corporate body is entitled to determine, at its discretion, the allowable portion of the annual grant which may be awarded based on non-quantifiable criteria subject to applicable law, and shall take into consideration the factors specified below:

●	Contribution of the Office Holder to the business of the Company, its profit, its strength and stability

●	The need of the Company to retain an Office Holder considering his skills, knowledge, and/or expertise

●	The level of responsibility of the Office Holder

●	The satisfaction with the performance of the Office Holder (including evaluation of the level of involvement and empathy which the Office Holder demonstrates in performance of his work)

●	Assessment of the ability of the Office Holder to work in coordination and collaboration with a team

●	The contribution of the Office Holder to the corporate governance and proper control and ethics environment

4.2.4.	Special Target Based Bonuses. The Terms of Office and Employment of an Officer Holder may include a special bonus which is based upon the quantifiable metrics specified below, referred to as a “Special Target Based Bonus”. Special Target Based Bonuses may be established in connection with Company events, such as, but not limited to, a merger of the Company or its sale; or a commercialization transaction, for example, the out-licensing and/or distribution agreements for products of the Company. With regard to a Special Target Based Bonus based on a merger of the Company or its sale, the compensation may be determined based on the value of the Company as shall be determined in the merger or sale transaction. With regard to Special Target Based Bonus based on a commercialization transaction, the compensation may constitute a fixed amount or a percent of the transaction, or a combination of both. Such Special Target Based Bonus shall be paid relative to revenue arising from the commercialization transaction and shall be paid to the Office Holder every calendar quarter, as a result of the commercialization transaction in the previous calendar quarter.

In any event, the total Special Target Based Bonuses to be paid to any single Office Holder in connection with a single transaction shall not exceed $5 million.

The Terms of Office and Employment may determine that amounts payable in connection with a Special Target Based Bonus may continue to be paid to any Office Holder subsequent to the cessation of his employment or engagement with the Company. Examples of such instances may include, amongst others, release from escrow subsequent to the cessation of the Office Holder’s employment or engagement of transaction funds that had been placed in escrow during the Office Holder’s employment or engagement term; or warrants issued in a fundraise during the Office Holder’s engagement exercised subsequent to the cessation of the Office Holder’s engagement. The above are just examples, and by no means an exhaustive list.

4.2.5.	Special Achievement Bonuses

4.2.5.1.	In addition to the Special Target-Based Bonuses specified above, the Committee and the Board of Directors (and if required by applicable law, subject to shareholder approval) may, from time to time and to the extent they deem it is appropriate, approve payment of a Special Achievement Bonus for an Office Holder either under special circumstances, or for special contributions, achievements or assignments.

4.2.5.2.	The Company considers payment of such Special Achievement Bonuses as an important tool for providing incentives for its Office Holders, especially in light of the inability to foresee all the specific grounds for payment of bonuses pursuant to the principles set forth in this compensation policy herein. It is clarified that this special bonus mechanism will not be awarded as a matter of routine and granted only in situations where it is warranted as described below.

4.2.5.3.	Special Achievement Bonuses may be awarded for, amongst other events, M&A transactions with financial or strategic parties; transactions in which third parties enter into binding agreements pursuant to which they undertake to invest in the Company or its Subsidiaries; out-licensing of the Company’s R&D developments; new business models/joint development projects; or third-party financed new products and new technology; equity or debt financing. The above are just examples, and by no means an exhaustive list.

4.2.5.4.	Such Special Achievement Bonuses shall be limited up to twelve (12) times the fixed monthly employer cost (or equivalent monthly fee) per Office Holder per year. The entitlement for this bonus has no minimal threshold condition.

4.2.6.	Signing or retention bonus: A signing bonus or retention bonus may also be granted for the purpose of attracting high quality personnel provided that such bonus shall be limited up to six (6) monthly base salaries per Office Holder or equivalent value in equity grant.

4.2.7.	Change of control payment: Change of control events, such as mergers and acquisitions, may expose the Company and its Office Holders to a great deal of uncertainty. By providing its Office Holders with compensation in events of change of control (as defined in the engagement agreement of the relevant Office Holder), the Company reduces to some extent the personal uncertainty of its Office Holders, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide, in addition to any other discretionary bonuses or departure grants as set forth herein, for the payment of up to twelve (12) times the fixed monthly employer cost to Office Holders as change of control grants.

4.2.8.	The Company shall be entitled to grant Office Holders in one calendar year an annual bonus, a special bonus (Target-Based as well as Special Achievement), signing bonus or retention bonus, change of control payments, and a departure grant. In addition, special bonuses (Target-Based or Special Achievement), signing or retention bonuses, departure grants or change of control payments will not be included in the calculation of the maximum annual grant bonus as set forth above. Notwithstanding the above, the advance notice period, departure grant and change of control payments for any single Office Holder shall not exceed twenty-four (24) times the fixed monthly employer cost of such Office Holder.

4.2.9.	Clawback in an instance of a restatement of the financial statements.

4.2.9.1.	An Office Holder will return to the Company the amount of a bonus or a part thereof which was paid to him on the basis of figures which during the course of an audit were discovered to be misleading and which were restated in the financial statements of the Company. With regard to this matter, “period of examination” shall mean a period of 3 calendar years’ financial statements after the date of approval of the bonus. To such extent as the Company shall find that there is specific culpability of a certain Office Holder in respect of the actual preparation of the financial statements, the duty to return the bonus shall apply to that same Office Holder even if the data was recorded in financial statements which the Company published during a period which exceeds the examination period as determined above.

4.2.9.2.	The extent of the payment which shall be returned to the Company shall be the difference between the amount which was received by the Office Holder and the amount which would have been received based on the restated financial statements (hereinafter: “the amount of return”). The amount of return shall be net of taxes that were withheld thereon, unless the Office Holder has reclaimed or is able to reclaim such tax payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such reclaimed tax amounts).

4.2.9.3.	The Committee will be responsible for approving the amount of return and for setting terms for such clawback from time to time (such as the timing of the repayment and payment of the return in installments or as set-off against cash compensation to be paid by the Company to the Office Holder).

4.2.9.4.	Despite that stated above, a restatement due to a change in the law, regulations or accounting rules, which occurred after the date of publication of the financial statements shall not be applicable to the clawback policies mentioned above.

4.2.9.5.	The Committee and the Board of Directors shall be authorized to not seek recovery to the extent that (i) to do so would be unreasonable or impracticable or (ii) there is low likelihood of success under governing law versus the cost and effort involved; the aforementioned undertaking shall be in accordance with any general claw-back policy as may be adopted by the Company, and always subject to applicable law or listing standards of any exchange on which securities of the Company are listed.

4.3.	Variable components (equity) – equity-based compensation

4.3.1.	General

4.3.1.1.	The Company may award equity-based grants in the framework of the compensation package of Office Holders and from time to time, subject to approval in accordance with applicable law. In circumstances deemed appropriate by the Committee and the Board of Directors, Office Holders may also be awarded a fixed amount one-time, equity-based grant upon recruitment as part of a signing bonus, promotion or due to special retention needs.

4.3.1.2.	The Company may adopt any such number of equity compensation plans as necessary, in accordance with the provisions of any law, including for purposes of providing tax beneficial equity-based compensation to grant recipients. Office Holders receiving such equity-based compensation shall nonetheless bear any applicable tax actually assessed to the Office Holder with respect to such grant.

4.3.1.3.	The equity-based compensation offered by the Company is intended to be in the form of stock options and/or other equity forms, such as restricted stock units or restricted shares, in accordance with the Company’s equity-based compensation policies and programs in place from time to time. The equity-based awards may be with respect to the Company’s ADSs, ordinary shares and/or other securities of the Company.

4.3.1.4.	In the framework of the discussion regarding the granting of equity-based compensation to Office Holders of the Company, the Committee and the Board of Directors of the Company shall examine the considerations for granting of equity-based compensation, and in particular whether such grant is a proper incentive for the Office Holder for the long term. In addition, the granting of equity-based compensation shall be made in the context of examination of other compensation alternatives and after examination of the extent of dilution anticipated, the economic value of the grant as mentioned (utilizing any reasonable, best practice or commonly accepted equity based compensation valuation model), the exercise price and the period of vesting.

4.3.2.	Equity Based Compensation Caps

4.3.2.1.	The equity-based compensation for any single Office Holder, at the date of the granting thereof (other than cash-settled equity-based awards, which shall be determined as of the date of payment), shall not exceed in one calendar year, the higher of, (i) 5% of the share capital of the Company (on a fully diluted basis) calculated at the date of the grant, or, (ii) $5 million valued in accordance with the provisions of Section 4.3.2.3 below.

4.3.2.2.	The value of equity-based compensation will be calculated based on the Black and Scholes Model, or any other reasonable, best practice or commonly accepted applicable equity=based compensation valuation models taking into account the circumstances of the specific grants. The valuation methodology for purposes of calculating the value of the grants and compliance with the caps set forth above need not be the same valuation methodology which will ultimately be used for accounting for the grants in the audited financial statements of the Company.

4.3.3.	Vesting and Exercise Terms

4.3.3.1.	Vesting periods for equity-based compensation grants to Office Holders shall be established by the Committee and Board of Directors, which shall be no less than 3 years vesting for the full grant with a minimum vesting period of at least one year for the first tranche of the grant, and subsequently shall be no more frequent than monthly vesting; provided, however, that such vesting may start as of the commencement of the engagement of the Office Holder with the Company; and/or may include portions of the grant which are immediately vested upon date of the grant, subject to the proviso that the aggregate fully vested equity-based compensation grants for an Office Holder as of the time of a new grant, including the vested portions of older grants awarded to such Office Holder and the vested portions of a new grant at the time of grant, shall not exceed the caps set forth in Section 4.3.2.1 above.

4.3.3.2.	The Committee, the Board of Directors and/or the shareholders of the Company (to the extent such approval is required in accordance with applicable law) may make provisions with respect to the acceleration of the vesting period of any Office Holder’s equity-based compensation awards, including, without limitation, acceleration in connection with a change of control of the Company or termination events.

4.3.3.3.	The exercise prices for equity-based compensation in the form of options shall be determined by the Committee and the Board of Directors, taking into account the value of the Company’s traded securities leading up to and at the time of the grant, as well as the value of such equity-based compensation based on any reasonable, best practice or commonly accepted equity based compensation valuation model. The Committee and the Board of Directors may make provisions for the cashless exercise of equity-based compensation grants.

4.3.3.4.	The equity-based compensation grants may contain a mandatory exercise provision for vested grants which shall provide for an automatic exercise upon reaching a certain share price and may also trigger the sale of the underlying securities.

4.3.3.5.	The Board of Directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise.

4.3.4.	Shareholding Requirements

The Company may adopt shareholding requirements for Office Holders, which may include minimum holding periods for vested equity compensation grants, minimum share purchase requirements out of cash bonus payments, participation in Company subsidized employee share purchase programs, and other similar programs, all subject to applicable law.

4.3.5.	Malus and Clawback provisions for variable compensation components

The Compensation Committee shall have the ability to operate malus and clawback under the annual bonus and equity-based compensation plans. This provides the Committee with the ability to restrict or reclaim payments to Office Holders in circumstances where such an outcome would be inappropriate.

The circumstances in which the provisions may be invoked are: dismissal for cause; conduct resulting in significant loss to the Company; failure to meet appropriate standards of fitness and propriety; behavior that materially contributes to reputational damage for the Company; material failure of risk management; material misstatement in the audited consolidated accounts; error in the determination of the vesting of an award; and any recovery requirement in line with applicable regulations. In these circumstances, where the Compensation Committee considers it appropriate, it may apply the provisions set out below with respect to the annual grant and/or equity-based compensation grants: Malus may be applied during the performance period to reduce (including to zero) the annual grant pay-out and/or any outstanding equity-based compensation grant. A clawback may be applied for up to three years post-payment of the bonus, to recover some (or all) of any amount paid out.

4.4.	The relation between the variable components and the fixed components

This Policy aims to balance the mix of “fixed compensation” (comprised of base salary and benefits) and “variable compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Office Holders to meet the Company’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks. Taking into account the sector in which the Company operates, the compensation customary today in the Company includes base salaries for Office Holders in the Company which are in line with industry peers. In the business plan of the Company and the risk management policy, the Company believes that the weight of the variable components (equity-based and cash bonuses) shall constitute, at most, 90% of the total compensation of the entirety of the Office Holders (in a certain year) and may vary from one Office Holder to another. It is clarified that the Company shall not be required to grant equity-based variable compensation in any given year and that the division of variable based compensation between equity based and cash bonuses shall be as determined by the Committee and Board of Directors of the Company, all subject to the caps set forth in this policy.

5.	Updating of existing agreements with Office Holders

5.1.	The Company is entitled to revise the Terms of Office and Employment of the Office Holders (with the exception of a director or a controlling shareholder (or his relation)), taking into account and examining the parameters set out in Section 2.4 above, subject to approval in accordance with applicable law, and provided that the maximum annual change shall not exceed 15% of the rate of the base salary prior to the change in each calendar year, and is otherwise consistent with the provisions of this Compensation Policy, subject to the approvals as follows:

5.1.1.	With respect to the Terms of Office and Employment of the CEO, solely upon the approval of the Committee, in accordance with the provisions of Section 272(d) of the Companies Law.

5.1.2.	With respect to the Terms of Office and Employment of any Office Holder which reports to the CEO, solely upon the approval of the CEO, in accordance with the provisions of Regulation 1B3 of the Companies Regulations (Leniencies in Transactions with Interested Parties), 5760-2000.

5.2.	In any event, any change in wages in accordance with this agreement shall be subject to the ceilings set out in accordance with this Compensation Policy, both with regard to the variable and the fixed components. Notwithstanding the above, the Committee and Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this policy, and such deviation shall be deemed to be in alignment with this policy.

5.3.	Subject to applicable law, the Company shall be entitled to revise the Terms of Office and Employment of the Office Holders (with the exception of a director or a controlling shareholder (or his relation)) in light of an increase or decrease in compensation in direct proportion to an increase or decrease in the extent of the engagement of such Office Holder, solely upon the approval of the Committee.

6.	Authority of the Committee and the Board of Directors with regard to the Compensation Policy

6.1.	The Committee and the Board of Directors shall examine, from time to time, the Compensation Policy and the need for its adjustment, inter alia, in accordance with the considerations and principles set out in this Policy and including examination of changes in the aims of the Company, consideration of the revenues, expenses, and profit thereof in the period prior thereto and in real time and any other relevant information.

6.2.	For purposes of examination of the Compensation Policy of the Company, the Committee and the Board of Directors shall routinely follow up on the implementation of the Compensation Policy in the Company.

7.	Terms of Office and Employment - Non-Executive Directors

7.1.	The Company’s non-Executive directors who have been declared by the Audit Committee of the Company to be “unaffiliated” (as such is defined under the Companies Law) (including external directors within the meaning of the Companies Law, if any) may be compensated by means of a periodic payment, and by means of payment for participation in Board (or committee) meetings, up to the amounts set forth in the Companies Regulations (Rules Concerning Compensation and Expenses for an External Director), 5760-2000 and in the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel (the “Compensation Regulations”), as amended from time to time. Such non-Executive directors may also be entitled to receive equity-based compensation in accordance with any applicable law, but will not be entitled to receive performance-based compensation, such as bonuses, or ancillary benefits. The Company may repay Director’s expenses in accordance with any applicable law. The Terms of Office and Employment of external directors and/or unaffiliated directors (including equity-based compensation) may be determined relative to that of “other directors”, as defined in the Compensation Regulations.

7.2.	The Company’s other Non-Executive directors, including directors who have been declared by the Board of Directors as “independent” under applicable exchange listing rules, may be compensated by means of a periodic payment and/or by means of payment for participation in Board (or committee) meetings, and may also receive ancillary benefits, all as approved by appropriate corporate bodies under applicable law. Such non-Executive directors may also be entitled to receive equity-based compensation in accordance with any applicable law.

7.3.	The equity-based compensation for any single non-Executive director, at the date of the granting thereof (other than cash-settled equity-based awards, which shall be determined as of the date of payment), shall not exceed in one calendar year, the higher of, (i) 1% of the share capital of the Company (on a fully diluted basis) calculated at the date of the grant, or, (ii) $300,000 valued utilizing any reasonable, best practice or commonly accepted equity-based compensation valuation model. Subject to the above provisions of this Section 7.3, the provisions of Section 4.3 above shall apply to such equity-based compensation for non-Executive directors, mutatis mutandis.

7.4.	The terms of Terms of Office and Employment for non-Executive directors will take into account the parameters set forth in Section 2.4 above as well as prevailing conditions for non-Executive directors at companies similar to the Company, and will be subject to the terms and conditions, including any limitations and/or caps, as set forth in this Policy, adjusted accordingly.

7.5.	The aggregate cash periodic and/or per meeting compensation for any one non-Executive directors shall be capped at $100,000 per annum.

7.6.	In order to maintain their independent status, non-Executive directors are not allowed to participate in performance-related cash payment-based incentive plans, nor in any pension schemes.

7.7.	The ceilings on the periodic and/or per meeting compensation, as well as for the equity-based compensation, for the Chairman of the Board holding no other executive role at the Company shall be three (3) times the ceilings set forth above in this Section 7.

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